May 16, 2005

Highlights of Results – First Quarter Interim, Fiscal 2005

DYNAMIC OIL & GAS, INC. is pleased to report financial and operational highlights for the first quarter ended March 31, 2005 (“2005-Q1”), compared with the first quarter ended March 31, 2004 (“2004-Q1”).

Key Measures for Comparative Periods Presented
($000’s unless otherwise stated)	2005-Q1	2004–Q1
Gross revenues	9,715	10,975
Cash flow from operations (1)	5,106	5,749
Cash flow from operations per share ($/share) (1)	0.21	0.26
Net earnings (loss)	797	(788)
Net earnings (loss) per share ($/share)	0.03	(0.04)

Daily average production
Natural gas (mmcf/d)	9,396	14,580
Natural gas liquids (bbl/d)	517	684
Light/medium crude oil (bbl/d)	138	273
Heavy crude oil (bbl/d)	690	-
All products (boe/d ) (2)	2,911	3,387
Total production (mboe) (3)	262	308

Capital expenditures	6,959	12,496
Net debt (4)	26,896	26,161
Net debt to cash flow annualized (5)	1.3:1	1.1:1

(1)
Cash flow from operations is a non-GAAP measure and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate cash flow necessary to fund future growth through capital investment and to repay debt.

($000’s)	2005-Q1	2004-Q1
Cash provided by (used in) operating activities (GAAP)	4,029	(384)
Changes in non-cash working capital affecting operating activities (GAAP)	1,076	6,133
Cash flow from operations (non-GAAP)	5,106	5,749
(2)	boe/d = barrels of oil equivalent (6 mcf = 1 bbl).
(3)	mboe = thousand barrels of oil equivalent.
(4)	Net debt is working capital. We have no long-term debt.
(5)
Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three-month numbers by four. This method, however, does not reflect actual results for the applicable extrapolated period and as such may differ from the extrapolations generated by this calculation.

Summary Highlights
Gross revenues remained relatively strong at $9.7 million during 2005-Q1. Comparatively, gross revenues in 2004-Q1 were 12% higher at $11.0 million. Our weighted average prices realized for all commodities in 2005-Q1 improved our comparative gross revenues by $1.3 million, while production decreases in natural gas and light/medium crude oil had a weakening effect on gross revenues of $4.3 million. However, production increases in natural gas liquids and heavy crude oil helped to strengthen 2005-Q1 gross revenues by $1.7 million.

Our total production in 2005-Q1 was 262 mboe compared to 308 mboe in 2004-Q1 and daily average production was 2,911 boe/d, compared to 3,387 boe/d. At St. Albert and some of our other Alberta fields, we experienced predictable rates of natural decline in natural gas, natural gas liquds and light/medium crude oil. This accounted for a daily average production decrease of 886 boe/d. At Cypress/Chowade, two wells that produced natural gas at higher daily rates last year performed at lower levels than expected in 2005-Q1, accounting for a further decrease of 280 boe/d.

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Of significance to our 2005-Q1 daily average production results, was the commencement of heavy crude oil production from our new Mantario East pool. The pool, first discovered in late Fiscal 2004, accounted for an increase in our daily average production rate of 690 boe/d.

Cash flow from operations was $5.1 million compared to $5.7 million. The $0.6 million variance was the net result of decreases in gross revenues and cash expenses relating to operating activities. As discussed above, gross revenues decreased by $1.3, while operating cash expenses decreased by $0.7 million.

Net earnings was $0.8 million compared to a net loss of $0.8 million, an increase of $1.6 million. This increase in net earnings was due to the same factors discussed above that decreased cash flow from operations by $0.6 million, accompanied by a net decrease of $1.7 million in non-cash expenses and expenses relating to investing activities, and a gain of $0.5 million relating to the sale of certain oil and gas assets. Most of the net decrease in non-cash expenses was due to a decrease in exploration expenses.

During 2005-Q1, our total capital investment was $7.0 million, over 89% of which was for drilling, completing and equipping work. Most of our investment was spent on drilling activities related to five wells that commenced drilling at Mantario East in 2005-Q1 and two wells that commenced drilling at Cypress/Chowade in 2004.

Outlook For 2005
Our daily production average rate and exit rate targets remain unchanged from those of our Fiscal 2004 year-end at 3,300 and 3,400 boe/d, respectively. The composition of these target rates is approximately 49% natural gas, 15% natural gas liquids, 6% medium/light crude oil and 30% heavy crude oil. As a percentage of our total production in Fiscal 2004 and 2005-Q1, heavy crude oil comprised 2% and 24%, respectively.

Heavy crude oil sells at lower prices relative to the lighter crude stocks and due to its higher flow resistance, transportation costs are greater. Therefore, heavy crude oil net-backs are lower than those of light/medium crude oil.

The achievement of our 2005 daily production rate targets is dependent upon our Fiscal 2005 drilling program. The program allows for the drilling of 19 development wells, 18 of which have been considered in our production targets. The one development well that is not considered in our targets is a prospective natural gas well at Orion. The others are as follows: two potential natural gas infill wells at Halkirk; one light/medium crude oil well at St. Albert; and fifteen heavy crude oil infill wells at Mantario East.

During 2005-Q1, we drilled five development wells targeting heavy crude oil at Mantario East. Of these, one was unsuccessful, two were placed into production, and two others were completed as cased and standing wells. We expect the cased and standing wells will be equipped and tied into production facilities in the near-term.

Consistent with our stated strategy for growth through full-cycle exploration and development, we may seek, from time-to-time, as warranted, term debt to finance long-life facilities, equity when deemed appropriate, and adjustments to our capital investment budget according to cash availability.

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

Additional reader information – this news release includes comparative operational and financial information for our 2005-Q1 and 2004-Q1 periods. Because of the summary nature of this news release, readers should access our 2005-Q1 interim report at our corporate website for further details: www.dynamicoil.com or at the regulatory filings websites: www.sedar.com or www.sec.gov/edgar.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in central Alberta, southwestern Saskatchewan, and northeastern and southwestern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY OF OUR BEING ABLE TO MEET FISCAL 2005 BUDGET EXPECTATIONS AND PRODUCTION TARGETS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT ALL DRILLING AND FACILITIES CONSTRUCTION PLANS FOR FISCAL 2005 ARE ACHIEVED, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MARCH 31, 2005."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com